UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  Form 10-K   Form 20-F   Form 11-K  X Form 10-QSB   Form N-SAR
            --          --          --           --            --

For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


SERVOTRONICS, INC.
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Full Name of Registrant


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Former Name if Applicable


1110 Maple Street, Elma,
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Address of Principal Executive Office (Street and Number)


New York 14059-0300
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X         (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005 could not be filed within the prescribed time period because registrant could not complete the preparation of the required information without unreasonable effort and expense. Registrant's senior management has recently identified certain company checks issued by a senior financial officer payable to that individual in the first and second quarters of the registrant's current fiscal year ending December 31, 2005. These transactions did not comply with the registrant's controls practices, nor has the employee supported the transactions to Company representatives to date. These payments were expensed. Preliminary inquiry indicates that other transactions not supported by appropriate documents may have occurred in earlier years. The registrant has advised its independent registered public accounting firm of this development. The individual referred to above does not currently have access to the registrant's accounts or assets, and will be requested to cooperate with an investigation.

     The  aggregate  amount  of the 2005  checks  referred  to above is  $56,000
($33,000 after tax effect). Registrant cautions that it cannot assure that it has identified all questionable 2005 transactions, nor can it reliably estimate the amount and character of any pre-2005 similar transactions. The registrant's Audit Committee, having been informed of these transactions, has engaged an accounting firm which has had no prior business or professional relationship with the registrant to investigate, identify and quantify the payments and furnish a report to the Audit Committee. The investigation will include the year 2005 and prior periods. The Audit Committee has also engaged independent legal counsel.

     The registrant's management believes that it has identified certain weaknesses in the controls relative to payroll disbursements. In connection with the investigation, the registrant will perform further evaluation and implement the appropriate remedial action. All effort is being directed to the filing of form 10-Q for the period ended June 30, 2005.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Cari L. Jaroslawsky             716                           655-5990
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            (Name)               (Area Code)                  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                               Yes  X No
                                                                    ---    ---
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SERVOTRONICS, INC.
                               ------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 16, 2005                  By: /s/ CARI L. JAROSLAWSKY
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                                               Cari L. Jaroslawsky
                                               Iterim Chief Financial Officer


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